Exhibit (a)(6)


                SPECIAL COMMITTEE OF MCNEIL INVESTORS, INC.
                 ANNOUNCES REJECTION OF INCREASED OFFER FOR
                      MCNEIL REAL ESTATE FUND XX, L.P.
                          BY BOND PURCHASE, L.L.C.

        DALLAS, Texas, January 29, 2000 - The Special Committee of the Board of Directors of McNeil Investors, Inc., which is the general partner of McNeil Partners, L.P., which is in turn the General Partner of McNeil Real Estate Fund XX, L.P. (the "Partnership"), announced today that it had determined to recommend to the Board of Directors of McNeil Investors, Inc. that it reject an increase cash tender offer from Bond Purchase, LLC and reaffirm its recommendation that limited partners of the Partnership approve the Whitehall transaction. On January 26, 2000, Bond Purchase announced that it was increasing its tender offer to $110 per Unit. The Special Committee said it had considered carefully the increased offer from Bond Purchase and had again requested information from Bond Purchase regarding certain aspects of its offer, including a request that Bond Purchase provide its financial statements to the limited partners to permit all those considering its tender offer to evaluate fully whether or nor to retain their investments. By letter received yesterday, Bond Purchase again declined to comply with the request, and so the Special Committee determined that it could not endorse the increased offer from Bond Purchase. The Special Committee also stated that it would continue to monitor developments, and would evaluate any material changes which may occur prior to the special meeting of limited partners scheduled for February 2, 2000.

               On June 25, 1999, McNeil Partners, L.P. and WXI/McN Realty L.L.C., an affiliate of Whitehall Street Real Estate Limited Partnership XI, a real estate investment fund managed by Goldman, Sachs & Co., entered into an acquisition agreement whereby the Whitehall affiliate will acquire by merger nineteen real estate limited partnerships operated by McNeil Partners, L.P. and Robert A. McNeil, including the Partnership (the "Whitehall transaction"). The Whitehall transaction is described in detail in the Proxy Statement first mailed to limited partners on or about December 14, 1999 as supplemented on or about January 13, 2000 and January 25, 2000. If the Partnership participates in the Whitehall transaction, limited partners will receive an aggregate of $105 per unit of limited partnership interests (including the estimated amount of the special distribution). A special meeting of limited partners to consider and vote on the proposal described more fully in the Proxy Statement is scheduled for:

               Wednesday, February 2, 2000
               11:00 a.m., local time
               Four Times Square
               38th Floor
               New York, New York 10036

               McNeil Partners and the special committee of the Board of Directors of the corporate General Partner each remains committed to the Whitehall transaction and continues to believe that the Whitehall transaction is fair to, and in the best interests of, the Partnership and its limited partners. Accordingly, the Board of Directors of McNeil Investors continues to recommend that limited partners of each of the McNeil Partnerships approve the Whitehall transaction.

               Limited partners with questions are encouraged to call the Investor Services department of McNeil Partners, L.P. at 1-800-576-7907.

Source:  McNeil Partners, L.P.

Contact:  Barbara Smith of McNeil Partners, L.P., 972-448-5748